Exhibit 99.4

Pinal County Attorney’s Office Latest Prosecutor to Deploy NICE Justice
for Digital Evidence Management

As the prosecutor for the third largest county in Arizona, the office plans to utilize digital transformation and AI to streamline justice and better serve the community

Hoboken, N.J., September 9, 2024 – NICE (Nasdaq: NICE) today announced that the Pinal County (Arizona) Attorney’s Office will be deploying NICE Justice digital evidence management, one of the AI-powered solutions in NICE’s Evidencentral platform, to streamline justice and provide better service to the community. Pinal County is home to half a million residents, making it the third-most populous county in Arizona.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for object detection, automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections.

Pinal County Attorney Kent Volkmer said, “Our office is dedicated to ensuring fair and impartial justice and providing personalized attention to each case. We also have a fiscal responsibility to our taxpayers. NICE Justice will assist attorneys and staff members in performing their duties more efficiently and effectively by digitally transforming how we manage digital evidence. This will enable us to deliver the highest levels of service to our community.”

Chris Wooten, Executive Vice President, NICE, said, “Criminal justice agencies worldwide are adopting our Evidencentral platform to alleviate the manual tasks involved in managing growing digital evidence. This allows them to instead concentrate on the crucial work of investigating and prosecuting cases. The Pinal County Attorney’s Office is the most recent progressive agency to follow suit.”

The Pinal County Attorney’s Office is staffed by 150 professionals who provide first-rate legal representation, and innovative crime prevention programs with an eye toward ensuring safe, stable and prosperous communities. As the chief prosecuting agency for Pinal County, the Office litigates over 2,500 felony and 1,000 misdemeanor cases annually.

Like many prosecuting agencies, the Pinal County Attorney’s Office is being inundated with digital evidence, from cell phones, body-worn cameras and other sources. The Office collaborates with a dozen-plus law enforcement agencies on cases and receives evidence on USBs and thumb drives, which requires manual downloading and re-uploading to other systems.

NICE Justice simplifies this eDiscovery process by providing a single portal for law enforcement agencies to upload digital evidence. Evidence is automatically matched to the correct digital case folders and immediately accessible to attorneys upon login.

Discovery with defense is also streamlined through a fully digital, trackable process. Instead of manually copying digital evidence onto CDs, staff can email secure links to digital case files. NICE Justice’s audit trail automatically tracks when evidence is received and opened. Additionally, NICE Justice features built-in tools to boost prosecutor productivity, including the ability to transcode video, create clips, redact evidence, transcribe and translate audio, and assemble evidence on timelines or maps.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Pinal County Attorney’s Office
Led by County Attorney Kent Volkmer, the Pinal County Attorney’s Office is committed to treating people with fairness, dignity, and respect through a system of individualized justice. With a staff of over 150 professionals, the office handles more than 2,500 felony and 1,000 misdemeanor cases annually. Additionally, it provides over 25,000 individualized services to victims of crime each year. As the main prosecuting office for Pinal County, the Office offers top-notch legal representation to ensure a safe community for the county’s 500,000 residents. Pinal County is the third-most populous county in Arizona and is included in the Phoenix–Mesa–Scottsdale, Arizona Metropolitan Statistical Area. More info at https://www.pinal.gov/ and https://pinalcountyattorney.org/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.